Correspondence
Mary J. Mullany Direct: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

July 30, 2010

By Electronic Filing

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	AspenBio Pharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 9, 2010 Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed April 28, 2010 File No. 001-33675

Dear Mr. Rosenberg:

We are providing this response letter on behalf of AspenBio Pharma, Inc. (“AspenBio” or the “Company”) with respect to the Staff’s comment letter dated June 30, 2010, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) and Form 10-K/A for the Fiscal Year Ended December 31, 2009 (the “Form 10-K/A” and collectively with the Form 10-K, the “2009 Form 10-K”).  For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response.

In certain responses, the Company is proposing amended or additional disclosures for future filings in response to the Staff’s comments.  For your convenience, Attachment A to this response shows a comparison of how those portions of the 2009 Form 10-K were changed.  We are also providing, as supplemental information, a PDF that shows the specific changes more clearly.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1.
Please revise your disclosure in this section to provide the information required by Item 101(c)(1)(vii) regarding dependence upon a single customer.  We note your disclosure on page 30 of your filing that in 2009, two customers accounted for $105,000 of total sales of antigens for 2009, and individually represent 17% and 20% of such sales.  Please revise your disclosure to identify these customers.  If you have any agreements related to the sales of your products with these customers, please disclose the material terms of these agreements, including each parties’ material rights and obligations, and any duration and termination provisions.  In addition, please file these agreements as exhibits to your filing, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Atlanta |  Baltimore |  Bethesda |  Denver |  Las Vegas |  Los Angeles |  New Jersey |  Philadelphia |  Phoenix |  Salt Lake City |  Washington, DC |  Wilmington

United States Securities and Exchange Commission
July 30, 2010

RESPONSE:  The customers you refer to are purchasers of purified proteins.  Historically, the Company manufactured and sold approximately 20-30 purified protein products, primarily for use as controls by diagnostic kit manufacturers and research facilities.  During 2009, the Company decided to focus its activities on its blood-based human diagnostic product, AppyScore™ and the novel reproduction drugs in development for use in high value animals, and its overall sales of purified proteins fell.  In the fourth quarter of 2009, the decision was made to suspend production of these purified proteins in 2010; this determination was disclosed in Note 1 of the Notes to Financial Statements under the subheading “Inventories” on page 49 of the Form 10-K.  Although, as the Form 10-K and the Staff’s comment letter reflect, two customers accounted for sales of $105,000, or 37%, of the total 2009 sales, management considers these sales immaterial to the Company’s core business, particularly when contrasted to the Company’s research and development expenses of approximately $8,700,000 and operating loss of approximately $15,500,000 for 2009.  Because management does not use such sales as a metric in making decisions about the business, the Company believes identification of the customers is not necessary.  The Company believes that the information disclosed in the Form 10-K provides investors with sufficient information about these modest sales, and that the Company’s investors focus on disclosures regarding the Company’s research and development activities and operating losses.  Further, these customers purchased such purified proteins pursuant to standard purchase orders on an order by order basis – we have no standing agreements with these, or any, purchasers of our purified protein products.

Clinical and Product Development – Appendicitis, page 4

2.
We note your disclosure on page 5 that you signed a manufacturing agreement with LRE in February 2010 to manufacture the instruments necessary for the AppyScore product.  Because your business is now focused on the development of AppyScore, it appears that you may be substantially dependent upon this manufacturing agreement.  We note that you have not included the manufacturing agreement as an exhibit to this Form 10-K, a Form 8-K, or to the Form 10-Q for the Fiscal Quarter Ended March 31, 2010.  Please discuss the material terms of this agreement, such as each parties’ rights and obligations including payment obligations, and any termination provisions.  Please further confirm that you will file this agreement as an exhibit to your Form 10-Q for the Fiscal Quarter Ended June 30, 2010, or provide us with a legal analysis as to why this agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Product Development and Supply Agreement (the “LRE Agreement”) with LRE MEDICAL GMBH (“LRE”) is not considered by the Company to be material to the business of the Company during 2009 or the first quarter of 2010.  The LRE Agreement is a two-stage agreement, a development stage and a supply stage.  Under the development stage, which is currently ongoing, LRE is developing a reader instrument (the “Instrument”), that when combined with a lateral flow immunoassay detection product being developed for the Company by another manufacturer, will constitute the AppyScore cassette-based test and instrument platform described in the Company’s filings (the “Cassette Product”).  The two portions of the Cassette Product remain in development.  Until the Instrument is developed, the Company has no obligation to purchase any Instruments from LRE under the terms of the LRE Agreement.  Until the development phase is successfully completed, the Company believes that the LRE Agreement is not a material contract within the meaning of Section 601(b)(10) of Regulation S-K, as the Company is not bound to the purchase of the Instruments, and has no significant financial obligations.  Further, if the LRE Agreement terminates before the supply provisions become effective, the Company retains ownership of all intellectual property regarding the Instrument, other than any LRE-specific intellectual property.  Finally, LRE was not the only company that was capable of developing the Instrument, so the Company believes that in the event that LRE does not successfully develop the Instrument, the Company has commercially viable alternatives available to it.

United States Securities and Exchange Commission
July 30, 2010

The Company continues to monitor the development of the Instrument and believes that when development of the Instrument is complete, and the LRE Agreement proceeds to the supply stage, it will be a material agreement.  The Company intends to enhance its disclosure and file the LRE Agreement as a material contract at that time.

Product Overview, page 7

Recombinant Analog Drugs for Animal Reproduction, page 9

Single-Chain Gonadotropin Technology Breakthrough – Recombinant LH and FSH page 9

3.
We note that you have an exclusive license agreement with Dr. Irving Boime of The Washington University at St Louis for use of the single-chain technology.  Please revise your description of this agreement to disclose the following information:

•	All material rights and obligations of the company and the other party;
•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);
•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and
•	Duration and termination provisions.

In addition, we note that you have not filed this license agreement as an exhibit to your Form 10-K.  Please file this agreement as an exhibit, or provide us with a legal analysis as to why this agreement need not be filed pursuant to Item 601(b)(l0) of Regulation S-K.

RESPONSE:  The Company is party to an Exclusive License Agreement, dated May 1, 2004 with The Washington University (St. Louis, MO) (the “WU License Agreement”), which provides the Company with an exclusive license to defined patents and other intellectual property developed by Dr. Irving Boime relating to animal fertility hormones and DNA constructs thereof.  While the WU License Agreement is important to our animal health business, such business is in its early development stage, and the Company does not believe that, prior to the most recently completed fiscal quarter ended June 30, 2010, the WU License Agreement was sufficiently material to the Company as a whole to require its filing with the Company’s periodic reports.  The Company has been monitoring the status of the WU License Agreement in conjunction with its animal health product development, and believes that events occurring related to its agreement with Novartis, and other internal activities, have now led to the animal health business development, and the WU License Agreement being sufficiently material.  The Company intends to file the WU License Agreement as an exhibit to its Form 10-Q for the period ended June 30, 2010.  The Company does intend to seek confidential treatment for certain of the financial and business terms of the WU License Agreement in compliance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended.  The royalty rates and future milestone payment amounts are considered to be financial information for which the Company should, and will, seek confidential treatment.

United States Securities and Exchange Commission
July 30, 2010

The Company’s disclosure under Business – Intellectual Property on page 15, of the Form 10-K contains disclosure of the duration of the WU License Agreement.  The Company’s disclosure under Liquidity and Capital Resources under Operating Activities, on page 37 of the Form 10-K contains disclosure of the milestone and minimum annual royalty payments to date.  Amounts cumulatively paid, payable to or receivable from WU are disclosed in Note 9 to the AspenBio financial statements on page 63 of the Form 10-K.

The Company’s proposed amended disclosure regarding the WU License Agreement, which will replace the current disclosure of the Agreement in “Business” is provided below.  The Company intends to include this disclosure in future filings:

“Recombinant Analog Drugs for Animal Reproduction

Single-Chain Gonadotropin Technology Breakthrough — Recombinant LH and FSH

Luteinizing hormone (“LH”) and follicle stimulating hormone (“FSH”) are naturally occurring hormones produced by all mammals, human and animal, as a natural part of the reproduction process. For numerous reasons, including health status, age, manipulation efforts to induce reproduction, selective breeding to enhance desired traits, etc., the rate of successful natural reproduction, especially in dairy cows and certain livestock and food-producing animals has declined significantly in recent decades. In an attempt to overcome this decline, natural LH and FSH hormones have been harvested, processed and sold as reproduction enhancing drugs for several years. Natural replacement drugs produced this way are inefficient, as they are harvested from dead animals; they are not highly effective at producing the desired results; and since they are animal derived, they have the potential to transmit diseases such as bovine spongiform encephalopathy (BSE or “Mad Cow Disease”).

To date, no commercially successful recombinant or synthetic LH or FSH hormone product has been developed and introduced for animals, because of unstable molecular characteristics of native hormones.  The unstable characteristics are overcome with our patented single-chain technology. The technology, originally invented by Dr. Irving Boime of The Washington University (St. Louis, MO) (“WU”), has been exclusively licensed to AspenBio and its sublicensees for use in animals.  Dr. Boime’s work involves the construction and molecular characterization of single-polypeptide-chain-variants of LH and FSH.  The Exclusive License Agreement (“WU License Agreement”) between AspenBio and WU was entered into effective May 1, 2004, and grants AspenBio exclusive license and right to sublicense WU’s technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU’s patents (as defined in the WU License Agreement) to expire.  AspenBio has agreed to pay minimum annual royalties of $20,000 annually during the term of the WU License Agreement and such amounts are creditable against future royalties.  Royalties payable to WU under the WU License Agreement for covered product sales by AspenBio carry a mid-single digit royalty rate and for sublicense fees received by AspenBio carry a low double-digit royalty rate.  The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage.  The WU License Agreement is cancelable by AspenBio with ninety days advance notice at any time, and by WU with sixty days advance notice if AspenBio materially breaches the WU License Agreement and fails to cure such breach.

United States Securities and Exchange Commission
July 30, 2010

Intellectual Property

The patent portfolio for the animal health products originated under the exclusive license agreement with Washington University (St. Louis, MO), where we obtained intellectual property rights to their patent estate consisting of an extensive portfolio of patents and pending patent applications (approximately 25 patents and numerous patent applications) related to our animal health products under development. The term of the WU License Agreement ends upon the expiration of the last patent to expire. Patents in the estate begin to expire in 2014; the last to expire of the current patents will occur after 2020.  WU has filed, and continues to file, patent applications to expand and extend the patent coverage of the WU technology.  AspenBio reimburses WU for the costs of such patent filings, prosecution and maintenance.  Additional patents owned by AspenBio in the animal health area cover the use of luteinizing hormones (LH) and bovine pregnancy test and detection have been issued or allowed in the United States, Australia, New Zealand and the European Patent Convention (“EPC”) and expire in 2023 to 2024.  We have filed and continue to file patent applications to expand and extend the patent coverage of this technology.  We are currently developing and testing products using the WU and AspenBio technology in the bovine and equine areas and may develop products for a number of other species as well.”

Licensing Agreements for Animal Drugs, page 10

4.
We note that in April 2008 you entered into a license agreement with Novartis Animal Health to develop and launch your recombinant single-chain bovine products.  Please expand your description of this agreement to disclose the following information:

•	All material rights and obligations of the company and the other party;
•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);
•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and
•	Duration and termination provisions.

United States Securities and Exchange Commission
July 30, 2010

RESPONSE:  We note that much of this information is included in our discussion of the Novartis agreement in “Research and Development” portion of Item 1 Business beginning on page 15 (description of the material rights and obligations of the parties), “Liquidity and Capital Resources” portion of Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations (disclosing the aggregate amount of payments to date), and Note 9 to the AspenBio financial statements on page 63 of the Form 10-K (disclosing amounts cumulatively paid, payable to or receivable from Novartis).  We propose to supplement the referenced disclosure under “Business,” in subsequent filings, as follows:

“Licensing Agreements for Animal Drugs

Our product candidates, BoviPure LH™ and BoviPure FSH™, limited to use in the bovine species (cattle), were licensed in 2008 to Novartis Animal Health, Inc. (Novartis”) under a long-term world-wide development and marketing agreement and are currently advancing in the FDA approval process.  The Exclusive License Agreement (“Novartis License Agreement”) between AspenBio and Novartis was entered into effective April 2, 2008, and grants Novartis a license to AspenBio technology and a sublicense to WU’s technology (each as defined under the Novartis License Agreement) for use in bovine species products worldwide.  The term of the Novartis License Agreement continues until the expiration of the last to expire of the licensed patent rights, product sales are terminated, or, generally, ten years after the initial product sales if licensed patent rights are not available on a country-by-country basis.  The Novartis License Agreement provides that Novartis and AspenBio share development expenses and product sales margins under a splitting arrangement.  AspenBio’s share of development expenses is in the low double digit range.  AspenBio’s share of the product sales margins varies depending upon the level of patent protection and competition on a country-by-country basis and varies from the very low to low double digit range.  AspenBio received an upfront cash payment of $2,000,000 under the Novartis License Agreement, of which 50% was non-refundable upon signing the agreement, and the balance is subject to certain conditions which we expect to be substantially achieved in 2010.  Please see “Liquidity and Capital Resources” for disclosure regarding our expenditures under the agreement.  The Novartis License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for the license patent rights, indemnification and insurance coverage.  The Novartis License Agreement is cancelable by Novartis on 180 days advance notice; immediately if a change in control transaction occurs and Novartis’ rights are not accommodated in good faith by the successor entity; or on 30 days notice on a country-by-country basis in the event designated legal or regulatory issues arise.  Novartis has the right to terminate the agreement if the pilot study (as defined in the agreement) is not successful; this pilot study is currently in process and expected to be completed during 2010.  AspenBio can terminate the agreement immediately if Novartis challenges the validity or enforceability of licensed patent rights or other licensed intellectual property.  Either party may terminate if the other party materially breaches the Novartis License Agreement, and fails to cure such breach, becomes insolvent or if either party disposes of substantially all of the assets necessary for its performance under the terms of the agreement.  In the event there is a change of ownership in AspenBio, Novartis may choose to assume all obligations under the agreement and generally remit net excess royalty amounts to the successor entity.”

United States Securities and Exchange Commission
July 30, 2010

Intellectual Property, page 14

5.
We note that you have entered into an assignment and consultation agreement with Dr. John Bealer related to the appendicitis diagnosis technology.  Please revise your description of this agreement to disclose the following information:

•	All material rights and obligations of the company and the other party;
•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.); and
•	Duration and termination provisions.

RESPONSE:  The amended disclosure below provides additional information regarding the rights and obligations of AspenBio under the agreement with Dr. Bealer, and the term and termination provisions.  We do not believe that the additional information is material to investors, however, we propose to make such additional disclosure in future filings, as follows:

“Intellectual Property

In May 2003, AspenBio entered into an Assignment and Consultation Agreement (the “Bealer Agreement”) with Dr. John Bealer related to the appendicitis diagnosis technology. The Bealer Agreement transferred to AspenBio ownership rights from Dr. Bealer to AspenBio for inventions and related improvements to technology associated with human appendicitis diagnostics involving protein antigens. The purchase price was the payment of a future royalty to Dr. Bealer based upon a low double digit rate applied to revenues, all as defined under the agreement.  The Bealer Agreement contains confidentiality provisions, provides for the assignment of all patent rights to AspenBio (which has occurred) and restrictions on the assignability of the agreement.  The Bealer Agreement continues for the longer of twenty years or the expiration of the last AspenBio patent to expire.  AspenBio may terminate the Bealer Agreement if AspenBio in its reasonable judgment decides it has no interest in pursuing the opportunity as defined under the agreement.

United States Securities and Exchange Commission
July 30, 2010

In 2004, AspenBio began building an intellectual property portfolio for the human appendicitis testing technology and products. The Company has filed for worldwide patent coverage related to several aspects of the initial discovery (including the intellectual property assigned from Dr. Bealer) and various test applications. During early 2006, the Company’s U.S. and international patent applications entitled “Methods and Devices for Diagnosis of Appendicitis” were published by the United States Patent Office and the International Bureau of the World International Patent Organization. In March 2009, the United States Patent and Trademark Office issued AspenBio’s United States patent directed to methods relating to its appendicitis diagnostic technology. In March 2009 the United States Patent and Trademark Office issued AspenBio’s patent No. 7,501,256, (‘Methods and Devices for Diagnosis of Appendicitis’). Additional U.S. patents, 7,659,087 and 7,670,769, have recently issued on February 9, 2010 and March 2, 2010, respectively. We also have filed additional patent applications seeking to expand the worldwide position of intellectual property protection associated with this technology as further discussed below.”

6.
Please include a more robust discussion of your material patents, including whether they are owned or licensed, which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted.  See Item 101(c)(1)(iv) of Regulation S-K for guidance.

RESPONSE:  In future filings, we would propose to supplement our disclosure of our Intellectual Property as follows, which adds additional disclosure regarding the ownership, expiration dates and jurisdictions of our owned and licensed patents:

“Intellectual Property

In 2004, AspenBio began building an intellectual property portfolio for the human appendicitis testing technology and products. The Company has filed for worldwide patent coverage related to several aspects of the initial discovery (including the intellectual property assigned from Dr. Bealer) and various test applications. During early 2006, the Company’s U.S. and international patent applications entitled “Methods and Devices for Diagnosis of Appendicitis” and owned by AspenBio, were published by the United States Patent Office and the International Bureau of the World International Patent Organization. In March 2009, the United States Patent and Trademark Office issued AspenBio’s United States patent directed to methods relating to its appendicitis diagnostic technology. In March 2009 the United States Patent and Trademark Office issued AspenBio’s patent No. 7,501,256, (‘Methods and Devices for Diagnosis of Appendicitis’), expiring in February 2026. Additional U.S. patents, 7,659,087 and 7,670,769, have recently issued on February 9, 2010 and March 2, 2010, respectively expiring in July 2025. Patents for substantially similar claims have been issued to AspenBio in Australia, Japan and South Africa, each expiring in 2025 to 2028. We also have filed additional patent applications seeking to expand the worldwide position of intellectual property protection associated with this technology as further discussed below.

United States Securities and Exchange Commission
July 30, 2010

Further enhancement and expansion of our proprietary patent position is ongoing with respect to the scope of protection for the Company’s first generation and future generation versions of tests. Strong scientific and technical progress remains the basis for these innovative efforts.

The patent portfolio for the human AppyScore appendicitis diagnostic technologies has recently been expanded primarily in two dimensions. In the first dimension, the platform patent position has progressed towards strategic worldwide coverage. Additionally, new filings have been made to expand the scope of coverage. These additional filings provide protection for devices that measure AppyScore in addition to the method of using AppyScore to aid in the evaluation of patients suspected of acute appendicitis. These improvements are designed to significantly enhance the quality and increase the speed of making clinically relevant diagnostic information available. These developments also offer more rapid test results in comparison with imaging techniques, while reducing the risk of ionizing radiation exposure to the patient.

The patent portfolio for the animal health products originated under the exclusive license agreement with Washington University (St. Louis, MO), where we obtained intellectual property rights to their patent estate consisting of an extensive portfolio of patents and pending patent applications (approximately 25 patents and numerous patent applications) related to our animal health products under development. The term of the WU License Agreement ends upon the expiration of the last patent to expire. Patents in the estate begin to expire in 2014; the last to expire of the current patents will occur after 2020.  WU has filed, and continues to file, patent applications to expand and extend the patent coverage of the WU technology.  AspenBio reimburses WU for the costs of such patent filings, prosecution and maintenance.  Additional patents owned by AspenBio in the animal health area cover the use of luteinizing hormones (LH) and bovine pregnancy test and detection have been issued or allowed in the United States, Australia, New Zealand and the European Patent Convention (“EPC”) and expire in 2023 to 2024.  We have filed and continue to file patent applications to expand and extend the patent coverage of this technology.  We are currently developing and testing products using the WU and AspenBio technology in the bovine and equine areas and may develop products for a number of other species as well.”

United States Securities and Exchange Commission
July 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Total Contractual Cash Obligations, page 36

7.
The disclosure of your long-term debt contractual cash payments presented in the table does not agree with the terms of the debt described in footnote (a).  In particular, the table shows payment obligations after 2013, while footnote (a) states that “the loan requires total monthly payments of approximately $23,700 through June 2013, when the then remaining principal balance is due.”  Also, we were unable to determine the relationship between the payment obligations shown in the table and the monthly payment amount shown in footnote (a).  Please revise your disclosure accordingly.  Disclose all significant terms of the bank loan that matures in 2013 and the SBA loan that matures in 2023.  In addition, revise the amounts in the table to include contractual mortgage interest as part of the contractual cash payments.  This comment also applies to your disclosure in the Liquidity and Capital Resources section of MD&A and in Note 5 to the financial statements.

RESPONSE:  In future filings, we propose to supplement our disclosure of our contractual cash obligations and the Liquidity and Capital Resources section of MD&A and in Note 5 to the financial statements as follows (historical financial information is used as an example only):

“Total Contractual Cash Obligations

Table I — Contractual Cash Obligations

		Payments due by period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Contractual obligations
Long-term debt obligations principal (a)	$2,754,176	$98,758	$1,892,285	$196,269	$566,864
Long-term debt obligations contractual interest (a)	846,900	185,600	454,800	147,500	59,000
Capital lease obligations (b)	8,659	8,659	—	—	—
Operating lease obligations	(c)	(c)	(c)	(c)	(c)
Minimum royalty obligation (d)	400,000	20,000	60,000	60,000	260,000

Total	$4,009,735	$313,017	$2,407,085	$403,769	$885,864

(a)           The Company has a permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 39% that is guaranteed by the U. S. Small Business Administration (“SBA”). The loan is collateralized by the real property and is also personally guaranteed by a stockholder of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate for 2009 and 2008 and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $10,500 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,588,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,500 through July 2023, which includes approximately $5,400 per month in contractual interest and fees.

United States Securities and Exchange Commission
July 30, 2010

(b)           The Company has capitalized certain obligations under leases that meet the requirements of capital lease obligations. At December 31, 2009, such obligations totaled $8,659, which is due in 2010.

(c)           The Company’s operating lease commitments cover a limited number of pieces of office equipment, are generally less than three-year commitments and the annual amounts are not significant.

(d)           The Company’s Exclusive License Agreement with The Washington University requires minimum annual royalty payments of $20,000 per year.

Liquidity and Capital Resources

We have a permanent mortgage facility on our land and building that commenced in July 2003. The mortgage is held by a commercial bank and includes a portion guaranteed by the U. S. Small Business Administration. The loan is collateralized by the real property and is also personally guaranteed by a stockholder (our former president). The average approximate interest rate is 7%.  The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $10,500 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,588,000 at that time.  The SBA portion of the loan requires total monthly payments of approximately $9,500 through July 2023, which includes approximately $5,400 per month in contractual interest and fees.

Notes to Financial Statements:

5.           Debt Agreements:

Notes payable and installment obligations consisted of the following:

	December 31, 2009	December 31, 2008

Mortgage notes	$2,754,176	$2,850,380
Other installment obligations	8,659	263,076

	2,762,835	3,113,456
Less current portion	107,417	358,533

	$2,655,418	$2,754,923

United States Securities and Exchange Commission
July 30, 2010

Mortgage Notes:

The Company has a permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 39% that is guaranteed by the U. S. Small Business Administration (“SBA”). The loan is collateralized by the real property and is also personally guaranteed by a stockholder of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate for 2009 and 2008 and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $10,500 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,588,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,500 through July 2023, which includes approximately $5,400 per month in contractual interest and fees.

Other Installment Obligations:

The Company has executed agreements with a manufacturer related to the transfer of certain manufacturing and development processes. Under the two agreements, one for $350,000 in 2007 and the second for $250,000 in 2008, the Company agreed to pay eight quarterly installments of $43,750 for the 2007 agreement and six quarterly installments of $41,667 for the 2008 agreement. The Company discounted these obligations at an assumed interest rate of 8% in 2007 and 6% in 2008 (which represents the rate management believes it could have borrowed at for similar financings).  At December 31, 2008, these obligations totaled $245,498. During 2009, these obligations were paid off under their terms.

The Company has capitalized certain obligations under leases that meet the requirements of capital lease obligations. At December 31, 2009, such obligations totaled $8,659, which is due in 2010.

Future Maturities:

The Company’s debt obligations require minimum annual principal payments of approximately $107,000 in 2010, $108,000 in 2011, $114,000 in 2012, $1,670,000 in 2013 and $ 764,000 in 2014 and thereafter, through the term of the agreements.”

United States Securities and Exchange Commission
July 30, 2010

8.	Please revise the table to include all license fee payment obligations to the University of Washington.

RESPONSE:  While we believe that the license fee payment obligations to The Washington University are not material, we will plan to include the license fee payment obligations to Washington University in future filings, with the detail as provided in response to Comment 7 above.

Financial Statements, page 42

Notes to Financial Statements, page 47

9. Commitments and Contingencies, page 63

9.
You recognize up-front license fees received from your agreement with Novartis Animal Health, Inc. net of amounts due to the University of Washington.  Please tell us your basis under GAAP to present revenues relating to your agreement with Novartis Animal Health, Inc. net of expenses relating to your agreement with the University of Washington.  Also, explain to us how you determined deferred revenue, amounting to $813,947 as current liabilities and $634,145 as non-current liabilities.

RESPONSE:  The upfront payment of $1,000,000 upon signing the agreement with Novartis (the “Novartis Agreement”), plus the $1,000,000 in milestone payments were prepaid (total received was $2,000,000) by Novartis upon signing the Novartis Agreement.  Under The Washington University (“WU”) License Agreement (the “WU License Agreement”), a total of $440,000 (25% of the total milestone payments less creditable prepayments of $60,000) was due to WU, to be paid as milestone contingencies were achieved.  The entire net amount of $1,560,000 was recorded as deferred revenue when the Novartis Agreement was finalized in April 2008.  A summary of the related amounts is as follows:

Category	Non-refundable	Milestone contingent	Total
Prepaid by Novartis	$1,000,000	$1,000,000	$2,000,000
Due to WU	$(190,000)	$(250,000)	$ (440,000)
Net carrying amounts at signing	$810,000	$750,000	$1,560,000
Commencement of revenue recognition	Upon signing	Upon milestone achievement
Amortization period	152 months	T/B/D upon milestone achievement over remaining life

United States Securities and Exchange Commission
July 30, 2010

Revenue recognition under the Novartis and WU agreements is based primarily on the Company’s consideration of EITF 07-1, Accounting for Collaborative Arrangements, paragraphs 16-20 (Accounting Standards Codification No. 808-10-45).

The fees due to WU are netted with the revenues recognized from Novartis and are presented in “Other Revenue” in the Company’s statements of operations ($63,947 in 2009). The effect of netting these amounts (versus not netting) within Other Income was $15,000 in 2009. Management believes that these transactions occurred together and were directly related and contingent to each other.  Therefore, management believes netting these amounts represents a reasonable, rational, and consistently applied methodology for recognizing this transaction as Other Revenue, and is consistent with paragraphs 18 and 19 of EITF 07-01.

Expenses incurred net of those reimbursable to Novartis under the collaborative agreement with Novartis were expensed and presented in the appropriate line item in the Company’s statements of operations (approximately $882,000 presented as Research and Development expense in 2009). Management believes that recognizing these expenses as Research and Development in the financial statements is consistent with paragraphs 16 and 17 of EITF 07-01.The amortization period is based upon the then-remaining term of the WU License Agreement upon the signing of the Novartis Agreement.

The balance sheet classification of the deferred revenue total is based upon the total milestone contingent amount plus twelve months of non-refundable revenue amortization being classified as a current liability and the non-refundable amount beyond the next twelve months of payments being classified as long term.

10.
Please disclose the period over which you are amortizing the license fees received under your agreement with Novartis Animal Health, Inc. and explain how this period is consistent with $63,947 amortized in 2009 and the remaining life of the underlying patents disclosed on page 15.

RESPONSE:  The $63,947 revenue recognized in 2009 represents the amortized portion of the $810,000 non-refundable amount over its 152-month term, multiplied by the twelve-month period for 2009.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

11.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:  The Company reviewed its compensation practices and policies applicable to all employees, including the NEOs, during the preparation of the 2009 Form 10-K.  The Company and its Board of Directors were aware of, and discussed, the new disclosure obligations, including the provisions of Item 402(s) of Regulation S-K, and considered such requirements in reviewing its disclosure.  The Company does not believe that risks arising from its compensation policies and practices are likely to have a material adverse effect on the Company.  Therefore, no disclosure was included in response to Item 402(s) of Regulation S-K.

United States Securities and Exchange Commission
July 30, 2010

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

12.
We note your disclosure on page 14 that information obtained from the Radford Global Life Sciences Survey of compensation in 2009 was used in summary form as benchmarking information for your compensation considerations.  However, your discussion of base salaries and annual incentive awards on page 15 does not describe how you use the information obtained from the survey.  Please revise your disclosure to describe how you specifically used the survey in your determination of NEOs’ compensation.  For example, if you target an element of your compensation to a percentage of peer companies’ compensation practices as reflected in the survey, please so disclose.

RESPONSE:  The Company’s reference to using the Radford Global Life Sciences Survey data “in summary form as benchmarking information” was not intended by the Company to infer that the Company benchmarked its NEO compensation against such survey data.  Rather, management uses data from a variety of sources, including primarily the Radford Global Life Sciences Survey data, to which the most credence was given, as a data point in developing recommendations on base salary for new NEOs.  The Compensation Committee then uses this same data as an information point, rather than as a benchmark.  The Company will revise its disclosure in future filings to reflect that the use of such data is informational only, and not benchmarking.

The Company has not yet held its annual meeting of shareholders for 2010 (the “2010 Annual Meeting”).  The Company intends to make this revised disclosure in the Proxy Statement for the 2010 Annual Meeting.

Base Salary, page 15

13.
We note your disclosure on page 15 that the annual salaries of Mr. McGonegal and Dr. Colgin were increased for 2009 after taking into account the evaluations provided by the Chief Executive Officer, the operating and financial results for the year, a subjective assessment of the contribution of each NEO to such results, the achievement of your strategic growth, and any changes in the NEOs’ roles and responsibilities.  The base salaries of Mr. McGonegal and Dr. Colgin increased by different amounts and percentages.  Please revise your disclosure to discuss the specific factors, results, and circumstances that the Compensation Committee took into account when increasing base salaries for each NEO.

RESPONSE:  With respect to Mr. McGonegal, the principal factor that led to his increase in base salary during 2009 related to the terms of his employment agreement, which provides for an increase in his base salary over time as he reduced other commitments to third parties, allowing him to devote more of his professional time to the Company.  With respect to Dr. Colgin, the principal factor that led to his increase in base salary was related to his promotion to Chief Scientific Officer in 2009.  The Company commits to making such disclosures in the Proxy Statement for the 2010 Annual Meeting, and to take this comment into account when providing a discussion of future compensation determinations.

United States Securities and Exchange Commission
July 30, 2010

Annual Incentive Plan, page 15

14.
Please revise your disclosure to provide more information about how the Compensation Committee determines the size of a bonus award, in general.  For example, if the board creates a bonus pool based upon the achievement of certain corporate objectives, please so disclose.  If the maximum bonus award that an NEO may receive is based upon a percentage of his or her base salary, please so disclose.

RESPONSE:  Under the Incentive Plan for 2009, the pool of available dollars was reserved based upon an amount equal to 30% of the base salaries of the executive officers of the Company at the beginning of 2009.  As described in the Form 10-K/A and discussed in more detail below, the Compensation Committee then established and quantified specific corporate objectives to be achieved in 2009.  If the corporate objectives were fully achieved, 100% of that pooled amount would then be distributed among the executive officers at the end of the fiscal year.  For fiscal 2009, it was determined that the corporate objectives were achieved at a 64% level.  Following such determination, that achievement percentage is applied to the available pool.  Management then makes recommendations, that are reviewed and approved by the Compensation Committee and, ultimately, the Board to allocate such available pool among the executive officers based upon their contribution, in their respective positions with the Company, to achievement of the corporate objectives.  Management, the Compensation Committee and the Board, in making such determinations, also take into account the length of time during the fiscal year that each executive officer was in his position and may pro-rate an award based on such factor.  The total pool of available dollars is not exceeded.  The Company proposes to provide this additional information in its Proxy Statement for the 2010 Annual Meeting.

15.
We note your disclosure that the company’s annual incentive plan for NEOs, other than Mr. Faulkner, considers the achievement of corporate goals when awarding cash bonuses.  Please revise the disclosure in your Compensation Discussion and Analysis to provide the following:

•	The corporate performance objectives; and
•	A discussion of how the level of achievement of each objective affected the actual bonuses to be paid.

To the extent that the objectives are quantitative, the discussion should also be quantitative.

United States Securities and Exchange Commission
July 30, 2010

RESPONSE:  The Company’s discussion of the “annual incentive plan” on page 15 of the Form 10-K/A does identify the corporate performance objectives and discloses the weighting of each such objective.  As discussed below, the Company has relatively few employees and a small executive team – there is no further delineation on an individual-by-individual basis of individual performance goals.  Rather, the Compensation Committee and the Board, based upon recommendations of management, look, in a more subjective manner, to the impact the various NEOs had, in their respective positions, on the corporate performance level achieved.

16.
We note your disclosure on page 15 that in addition to the achievement of corporate objectives, the Compensation Committee considers how each NEO’s individual performance may have impacted the achievement of performance goals during the year.  Please revise your disclosure to indicate the portion of the bonus attributable to the achievement of corporate objectives, and the portion of the bonus attributable to individual objectives.

RESPONSE:  As a company with a small number of employees, the Company relies on the services of its executive officers working as a team to advance the corporate objectives of the Company.  The Company utilizes the same corporate objectives for each of its executive officers – there are no separate individual objectives identified for each individual executive officer.  The corporate objective utilized for 2009 are identified and quantified on page 15 of the Form 10-K/A.  These corporate objectives were:

•	Advances on AppyScore developments including ELISA FDA progress, cassette and instrument advances and product and commercialization drivers (60% of total);

•	Advances on veterinary sciences milestones and strategies (10% of total);

•	Achieve specified organizational goals (10% of total); and

•	Finalize interim strategy for strategic plan for the business (20% of total).

As discussed above, there are no individual objectives established, but, rather, the Compensation Committee and Board, based upon recommendations of management, look, in a more subjective manner, to the impact the various NEOs had, in their respective positions, on the corporate performance level achieved.

17.
Based upon your disclosure on page 15, it appears that the bonus determinations were based, in part, upon individual objectives achieved by each NEO.  Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers’ annual performance-based bonus.  Please revise your disclosure to provide the following:

•	The individual performance objectives; and

•	A discussion of how the level of achievement of each objective affected the actual bonuses to be paid.

United States Securities and Exchange Commission
July 30, 2010

To the extent that the objectives are quantitative, the discussion should also be quantitative.

RESPONSE:  As discussed in the response to Question 16, the bonuses were determined based upon achievement of corporate objectives, not individual objectives.  The Compensation Committee and the full Board, based upon recommendations from management, did review individual performance, in the various positions of the NEOs, to achieve those corporate objectives.  There were no individual performance objectives identified for the NEOs as part of the 2009 annual incentive plan, only how their contributions advanced the corporate objectives.

Long-term equity awards, page 15

18.
We note your disclosure on page 16 that the Board of Directors made annual stock option awards to the NEOs in January 2009.  Please revise your disclosure to discuss the material factors that the Board of Directors considered in determining the size of the equity award for each NEO.

RESPONSE:  The Board of Directors made a determination, in 2008, that annual awards to senior executive officers would match the number of stock options awarded to the non-employee directors on the Board.  This determination was confirmed in 2009.  There are no material factors considered by the Board for annual awards made to each NEO.

Agreements with Executive Officers Entered After the End of our Fiscal Year, page 22

19.
We note your disclosure that you have entered into an employment agreement with Mr. Lundy on March 24, 2010.  We further note that this agreement was filed as an exhibit to a Form 8-K filed March 26, 2010.  Please confirm that you will incorporate this employment agreement by reference in future filings.

RESPONSE:  The Company will incorporate its employment agreement with Mr. Lundy by reference in applicable future filings.

*        *        *

United States Securities and Exchange Commission
July 30, 2010

    In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the 2009 Form 10-K do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions or comments to me at (215) 864-8631.

Sincerely,

/s/ Mary J. Mullany
Mary J. Mullany

MJM/cdr

Attachment

cc:	Stephen T. Lundy Jeffrey G. McGonegal

Attachment A

Selected Portions of the AspenBio Pharma, Inc.
2009 Form 10-K

ITEM 1.  BUSINESS

Recombinant Analog Drugs for Animal Reproduction

Single-Chain Gonadotropin Technology Breakthrough — Recombinant LH and FSH

Luteinizing hormone (“LH”) and follicle stimulating hormone (“FSH”) are naturally occurring hormones produced by all mammals, human and animal, as a natural part of the reproduction process. For numerous reasons, including health status, age, manipulation efforts to induce reproduction, selective breeding to enhance desired traits, etc., the rate of successful natural reproduction, especially in dairy cows and certain livestock and food-producing animals has declined significantly in recent decades. In an attempt to overcome this decline, natural LH and FSH hormones have been harvested, processed and sold as reproduction enhancing drugs for several years. Natural replacement drugs produced this way are inefficient, as they are harvested from dead animals; they are not highly effective at producing the desired results; and since they are animal derived, they have the potential to transmit diseases such as bovine spongiform encephalopathy (BSE or “Mad Cow Disease”).

To date, no commercially successful recombinant or synthetic LH or FSH hormone product has been developed and introduced for animals, because of unstable molecular characteristics of native hormones.  The unstable characteristics are overcome with our patented single-chain technology. The technology, originally invented by Dr. Irving Boime of The Washington University (St. Louis, MO) (“WU”), has been exclusively licensed to AspenBio and its sublicensees for use in animals.  Dr. Boime’s work involves the construction and molecular characterization of single-polypeptide-chain-variants of LH and FSH.  The Exclusive License Agreement (“WU License Agreement”) between AspenBio and WU was entered into effective May 1, 2004, and grants AspenBio exclusive license and right to sublicense WU’s technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU’s patents (as defined in the WU License Agreement) to expire.  AspenBio has agreed to pay minimum annual royalties of $20,000 annually during the term of the WU License Agreement and such amounts are creditable against future royalties.  Royalties payable to WU under the WU License Agreement for covered product sales by AspenBio carry a mid-single digit royalty rate and for sublicense fees received by AspenBio carry a low double-digit royalty rate.  The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage.  The WU License Agreement is cancelable by AspenBio with ninety days advance notice at any time, and by WU with sixty days advance notice if AspenBio materially breaches the WU License Agreement and fails to cure such breach.

Licensing Agreements for Animal Drugs

Our product candidates, BoviPure LH™ and BoviPure FSH™, limited to use in the bovine species (cattle), were licensed in 2008 to Novartis Animal Health, Inc. (Novartis”) under a long-term world-wide development and marketing agreement and are currently advancing in the FDA approval process.  The Exclusive License Agreement (“Novartis License Agreement”) between AspenBio and Novartis was entered into effective April 2, 2008, and grants Novartis a license to AspenBio technology and a sublicense to WU’s technology (each as defined under the Novartis License Agreement) for use in bovine species products worldwide.  The term of the Novartis License Agreement continues until the expiration of the last to expire of the licensed patent rights, product sales are terminated, or, generally, ten years after the initial product sales if licensed patent rights are not available on a country-by-country basis.  The Novartis License Agreement provides that Novartis and AspenBio share development expenses and product sales margins under a splitting arrangement.  AspenBio’s share of development expenses is in the low double digit range.  AspenBio’s share of the product sales margins varies depending upon the level of patent protection and competition on a country-by-country basis and varies from the very low to low double digit range.  AspenBio received an upfront cash payment of $2,000,000 under the Novartis License Agreement, of which 50% was non-refundable upon signing the agreement, and the balance is subject to certain conditions which we expect to be substantially achieved in 2010.  Please see “Liquidity and Capital Resources” for disclosure regarding our expenditures under the agreement.  The Novartis License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for the license patent rights, indemnification and insurance coverage.  The Novartis License Agreement is cancelable by Novartis on 180 days advance notice; immediately if a change in control transaction occurs and Novartis’ rights are not accommodated in good faith by the successor entity; or on 30 days notice on a country-by-country basis in the event designated legal or regulatory issues arise.  Novartis has the right to terminate the agreement if the pilot study (as defined in the agreement) is not successful; this pilot study is currently in process and expected to be completed during 2010.  AspenBio can terminate the agreement immediately if Novartis challenges the validity or enforceability of licensed patent rights or other licensed intellectual property.  Either party may terminate if the other party materially breaches the Novartis License Agreement, and fails to cure such breach, becomes insolvent or if either party disposes of substantially all of the assets necessary for its performance under the terms of the agreement.  In the event there is a change of ownership in AspenBio, Novartis may choose to assume all obligations under the agreement and generally remit net excess royalty amounts to the successor entity.

Our long-term goal is to methodically leverage this “single-chain gonadotropin” technology into numerous generations of products for potential application in multiple species. We are attempting to prioritize each potential worldwide market value and likelihood of successful distribution.  We anticipate that we may be able to secure and execute additional worldwide license agreements covering single-chain products for other species of economic importance as development efforts for such species advance

Intellectual Property

In May 2003, AspenBio entered into an Assignment and Consultation Agreement (the “Bealer Agreement”) with Dr. John Bealer related to the appendicitis diagnosis technology. The Bealer Agreement transferred to AspenBio ownership rights from Dr. Bealer to AspenBio for inventions and related improvements to technology associated with human appendicitis diagnostics involving protein antigens. The purchase price was the payment of a future royalty to Dr. Bealer based upon a low double digit rate applied to revenues, all as defined under the agreement.  The Bealer Agreement contains confidentiality provisions, provides for the assignment of all patent rights to AspenBio (which has occurred) and restrictions on the assignability of the agreement.  The Bealer Agreement continues for the longer of twenty years or the expiration of the last AspenBio patent to expire.  AspenBio may terminate the Bealer Agreement if AspenBio in its reasonable judgment decides it has no interest in pursuing the opportunity as defined under the agreement.

In 2004, AspenBio began building an intellectual property portfolio for the human appendicitis testing technology and products. The Company has filed for worldwide patent coverage related to several aspects of the initial discovery (including the intellectual property assigned from Dr. Bealer) and various test applications. During early 2006, the Company’s U.S. and international patent applications entitled “Methods and Devices for Diagnosis of Appendicitis” and owned by AspenBio, were published by the United States Patent Office and the International Bureau of the World International Patent Organization. In March 2009, the United States Patent and Trademark Office issued AspenBio’s United States patent directed to methods relating to its appendicitis diagnostic technology. In March 2009 the United States Patent and Trademark Office issued AspenBio’s patent No. 7,501,256, (‘Methods and Devices for Diagnosis of Appendicitis’), expiring in February 2026. Additional U.S. patents, 7,659,087 and 7,670,769, have recently issued on February 9, 2010 and March 2, 2010, respectively expiring in July 2025. Patents for substantially similar claims have been issued to AspenBio in Australia, Japan and South Africa, each expiring in 2025 to 2028. We also have filed additional patent applications seeking to expand the worldwide position of intellectual property protection associated with this technology as further discussed below.

Further enhancement and expansion of our proprietary patent position is ongoing with respect to the scope of protection for the Company’s first generation and future generation versions of tests. Strong scientific and technical progress remains the basis for these innovative efforts.

The patent portfolio for the human AppyScore appendicitis diagnostic technologies has recently been expanded primarily in two dimensions. In the first dimension, the platform patent position has progressed towards strategic worldwide coverage. Additionally, new filings have been made to expand the scope of coverage. These additional filings provide protection for devices that measure AppyScore in addition to the method of using AppyScore to aid in the evaluation of patients suspected of acute appendicitis. These improvements are designed to significantly enhance the quality and increase the speed of making clinically relevant diagnostic information available. These developments also offer more rapid test results in comparison with imaging techniques, while reducing the risk of ionizing radiation exposure to the patient.

The patent portfolio for the animal health products originated under the exclusive license agreement with Washington University (St. Louis, MO), where we obtained intellectual property rights to their patent estate consisting of an extensive portfolio of patents and pending patent applications (approximately 25 patents and numerous patent applications) related to our animal health products under development. The term of the WU License Agreement ends upon the expiration of the last patent to expire. Patents in the estate begin to expire in 2014; the last to expire of the current patents will occur after 2020.  WU has filed, and continues to file, patent applications to expand and extend the patent coverage of the WU technology.  AspenBio reimburses WU for the costs of such patent filings, prosecution and maintenance.  Additional patents owned by AspenBio in the animal health area cover the use of luteinizing hormones (LH) and bovine pregnancy test and detection have been issued or allowed in the United States, Australia, New Zealand and the European Patent Convention (“EPC”) and expire in 2023 to 2024.  We have filed and continue to file patent applications to expand and extend the patent coverage of this technology.  We are currently developing and testing products using the WU and AspenBio technology in the bovine and equine areas and may develop products for a number of other species as well.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

We have a permanent mortgage facility on our land and building that commenced in July 2003. The mortgage is held by a commercial bank and includes a portion guaranteed by the U.S. Small Business Administration. The loan is collateralized by the real property and is also personally guaranteed by a stockholder (our former president). The average approximate interest rate is 7%.  The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $10,500 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,588,000 at that time.  The SBA portion of the loan requires total monthly payments of approximately $9,500 through July 2023, which includes approximately $5,400 per month in contractual interest and fees.

Total Contractual Cash Obligations

Table I — Contractual Cash Obligations

		Payments due by period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Contractual obligations
Long-term debt obligations principal (a)	$2,754,176	$98,758	$1,892,285	$196,269	$566,864
Long-term debt obligations contractual interest (a)	846,900	185,600	454,800	147,500	59,000
Capital lease obligations (b)	8,659	8,659	—	—	—
Operating lease obligations	(c)	(c)	(c)	(c)	(c)
Minimum royalty obligation (d)	400,000	20,000	60,000	60,000	260,000

Total	$4,009,735	$313,017	$2,407,085	$403,769	$885,864

(a)
The Company has a permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 39% that is guaranteed by the U. S. Small Business Administration (“SBA”). The loan is collateralized by the real property and is also personally guaranteed by a stockholder of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate for 2009 and 2008 and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $10,500 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,588,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,500 through July 2023, which includes approximately $5,400 per month in contractual interest and fees.

(b)	The Company has capitalized certain obligations under leases that meet the requirements of capital lease obligations. At December 31, 2009, such obligations totaled $8,659, which is due in 2010.

(c)	The Company’s operating lease commitments cover a limited number of pieces of office equipment, are generally less than three-year commitments and the annual amounts are not significant.

(d)	The Company’s Exclusive License Agreement with The Washington University requires minimum annual royalty payments of $20,000 per year.

AspenBio Pharma, Inc. Financial Statements

Notes to Financial Statements

5.           Debt Agreements:

Notes payable and under installment obligations consisted of the following:

	December 31, 2009	December 31, 2008

Mortgage notes	$2,754,176	$2,850,380
Other installment obligations	8,659	263,076

	2,762,835	3,113,456
Less current portion	107,417	358,533

	$2,655,418	$2,754,923

Mortgage Notes:

The Company has a permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 39% that is guaranteed by the U. S. Small Business Administration (“SBA”). The loan is collateralized by the real property and is also personally guaranteed by a stockholder of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate for 2009 and 2008 and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $10,500 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,588,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,500 through July 2023, which includes approximately $5,400 per month in contractual interest and fees.

Other Installment Obligations:

The Company has executed agreements with a manufacturer related to the transfer of certain manufacturing and development processes. Under the two agreements, one for $350,000 in 2007 and the second for $250,000 in 2008, the Company agreed to pay eight quarterly installments of $43,750 for the 2007 agreement and six quarterly installments of $41,667 for the 2008 agreement. The Company discounted these obligations at an assumed interest rate of 8% in 2007 and 6% in 2008 (which represents the rate management believes it could have borrowed at for similar financings).  At December 31, 2008, these obligations totaled $245,498. During 2009, these obligations were paid off under their terms.

The Company has capitalized certain obligations under leases that meet the requirements of capital lease obligations. At December 31, 2009, such obligations totaled $8,659, which is due in 2010.

Future Maturities:

The Company’s debt obligations require minimum annual principal payments of approximately $107,000 in 2010, $108,000 in 2011, $114,000 in 2012, $1,670,000 in 2013 and $ 764,000 in 2014 and thereafter, through the term of the agreements.